UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

[Check one]

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934 OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ________________________	Commission File Number: __________________

CARBON STREAMING CORPORATION
(Exact name of Registrant as specified in its charter)

British Columbia
(Province or other jurisdiction of incorporation or organization)

6799
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer
Identification Number (if applicable))

4 King Street West, Suite 401
Toronto, Ontario, M5H 1B6 Canada
(647) 846-7765
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

28 Liberty Street

New York, NY 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares without par value	OFST	The Nasdaq Stock Market LLC
Common Share Purchase Warrants Exp March 2, 2026	OFSTW	The Nasdaq Stock Market LLC
Common Share Purchase Warrants Exp September 19, 2026	OFSTZ	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

For annual reports, indicate by check mark the information filed with this Form:

☐	Annual information form	☐	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes	☐	No	☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes	☐	No	☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

Carbon Streaming Corporation (the “Company” or “Carbon Streaming”) is a Canadian public company whose common shares are listed on the Neo Exchange Inc. under the symbol “NETZ” and whose Share Purchase Warrants expiring March 2, 2026 (“March 2026 Warrants”) are listed on the Neo Exchange Inc. under the symbol “NETZ.WT” and whose Share Purchase Warrants expiring September 19, 2026 (“September 2026 Warrants”) are listed on the Neo Exchange Inc. under the symbol “NETZ.WT.B”. The Company’s common shares are also listed on the Frankfurt Stock Exchange under the symbol “M2Q” and trade on the OTCQB Venture Market under the symbol “OFSTF”.

The Company is eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined by Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. The Company is filing this Form 40-F registration statement with the SEC to register its class of common shares, its March 2026 Warrants, and its September 2026 Warrants under Section 12(b) of the Exchange Act.

References to the “Registrant” or “Company” in this Registration Statement mean Carbon Streaming Corporation and its subsidiaries, unless the context suggests otherwise.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.109, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.109, as set forth in the Exhibit Index.

FORWARD-LOOKING STATEMENTS

This Registration Statement on Form 40-F and the exhibits attached hereto may contain certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, including “forward-looking statements” or “forward-looking information” within the meaning of applicable Canadian securities laws and within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended. This may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained in this Registration Statement on Form 40-F are made only as of the date hereof. The forward-looking statements contained in the exhibits incorporated by reference in this Registration Statement on Form 40-F are made only as of the respective dates set forth in such exhibits. The Company does not undertake any obligation to publicly update or revise any forward-looking information except as expressly required by applicable securities laws.

Forward-looking statements may include, but are not limited to, statements relating to our future financial outlook and anticipated events or results and may include information regarding our business, financial position, growth plans, strategies, opportunities, operations, plans and objectives. In particular, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information.

In particular, and without limiting the generality of the foregoing, this Registration Statement on Form 40-F contains forward-looking information concerning:

●	general market conditions;

●	expectations regarding trends in the carbon markets, overall growth rates in the carbon markets and prices for carbon credits and carbon allowances;

●	the Company’s business plans and strategies;

●	future development activities, including acquiring carbon credits, streams and interests in carbon credit projects or entities involved in carbon credits or related businesses;

●	potential generation, verification and/or delivery of carbon credits;

●	potential sale, monetization and/or retirement of carbon credits;

●	potential acquisitions and dispositions of assets;

●	the competitive conditions of the industry in which the Company operates;

●	the political, social and economic conditions in each jurisdiction in which the Company holds an investment; and

●	laws and any amendments thereto applicable to the Company.

The Company’s forward-looking information is based on the beliefs, expectations and opinions of management of the Company on the date the information is provided. Investors should not place undue reliance on forward-looking information.

In certain cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or terminology which states that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. These statements reflect the Company’s current expectations regarding future events and operating performance and speak only as of the date of this Registration Statement on Form 40-F. With respect to forward-looking statements and forward-looking information contained herein, assumptions have been made regarding, among other things:

●	the regulatory framework governing carbon credits, stream contracts and related matters in the jurisdictions in which the Company conducts or may conduct its business in the future and where its carbon credits are located or will be generated;

●	future trends in the pricing, supply and demand of carbon credits;

●	the accuracy and veracity of information and projections sourced from third parties respecting, among other things, demand for carbon credits, growth in carbon markets and anticipated carbon pricing;

●	future global economic and financial conditions;

●	future expenses and capital expenditures to be made by the Company;

●	future sources of funding for the Company’s business;

●	the impact of competition on the Company; and

●	the Company’s ability to obtain financing on acceptable terms.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and included elsewhere in this Registration Statement on Form 40-F, including:

●	dependence on key management;

●	limited operating history for the Company’s current strategy;

●	concentration risk;

●	inaccurate estimates of growth strategy, including the ability of the Company to source appropriate opportunities/investments;

●	volatility in prices of carbon credits and demand for carbon credits;

●	general economic, market and business conditions;

●	failure or timing delays for projects to be validated and ultimately developed or greenhouse gases emissions reductions and removals to be verified and carbon credits issued;

●	uncertainties and ongoing market developments surrounding the regulatory framework applied to the verification, and cancellation of carbon credits and the Company’s ability to be, and remain, in compliance;

●	actions by governmental authorities, including changes in or to government regulation, taxation and carbon pricing initiatives;

●	uncertainties surrounding the ongoing impact of the COVID-19 pandemic;

●	foreign operations and political risks;

●	risks arising from competition and future acquisition activities;

●	due diligence risks, including failure of third parties’ reviews, reports and projections to be accurate;

●	global financial conditions, including fluctuations in interest rates, foreign exchange rates and stock market volatility;

●	dependence on project developers, operators and owners, including failure by such counterparties to make payments or perform their operational or other obligations to the Company in compliance with the terms of contractual arrangements between the Company and such counterparties;

●	failure of projects to generate carbon credits, or natural disasters such as flood or fire which could have a material adverse effect on the ability of any project to generate carbon credits;

●	change in social or political views towards climate change and subsequent changes in corporate or government policies or regulations;

●	operating and capital costs;

●	potential conflicts of interest;

●	unforeseen title defects;

●	the Company’s ability to complete proposed acquisitions and the impact of such acquisitions on the Company’s business;

●	anticipated future sources of funds to meet working capital requirements;

●	future capital expenditures and contractual commitments;

●	expectations regarding the Company’s growth and results of operations;

●	the Company’s dividend policy;

●	volatility in the market price of the Company’s common shares or warrants;

●	the effect that the issuance of additional securities by the Company could have on the market price of the Company’s common shares or warrants; and

●	the other factors discussed under “Risk Factors” in the Company’s Annual Information Form for the year ended June 30, 2021 (the “AIF”) filed as Exhibit 99.38 to this Registration Statement on Form 40-F.

Readers are cautioned that the foregoing lists of factors are not exhaustive. Should one or more of these risks and uncertainties materialize, or should the Company’s estimates or underlying assumptions prove incorrect, actual results, performance or achievements may vary materially from those described in forward-looking statements. The Company cannot guarantee future results, levels of activity, performance, or achievements. Moreover, the Company does not assume responsibility for the outcome of the forward-looking information. Accordingly, readers are advised not to place undue reliance on forward-looking information.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Registration Statement on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Registration Statement on Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing and auditor independence standards. Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies in accordance with United States generally accepted accounting principles.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on June 30, 2021, based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.2394. The exchange rate of United States dollars into Canadian dollars, on February 18, 2022 based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.2734.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

DESCRIPTION OF THE SECURITIES

The required disclosure is included under the heading “Description of Capital Structure” in the Registrant’s AIF for the fiscal year ended June 30, 2021, filed as Exhibit 99.38 to this Registration Statement.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any “off-balance sheet arrangements” (as that term is defined in paragraph (11) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS

As at June 30, 2021, the Company had the following contractual obligations:

Payments due by period
			Less than						More than
Contractual Obligations	Total		1 year		1-3 years		3-5 years		5 years
Long-Term debt obligations		$–		$–		$-		$-	$-
Capital (finance) lease obligations		$–		$–		$-		$-	$-
Operating lease obligations(1)	C$	142,500	C$	30,000	C$	90,000	C$	22,500	$-
Purchase obligations		$–		$–		$-		$-	$-
Other long-term liabilities reflected on balance sheet		$-		$-		$-		$-	$-
Total		$–		$–		$–		$-	$-

(1) In February 2021, the Company entered into an operating lease for office space in Burlington, Canada, which has a term of five years, with an annual cost of approximately C$30,000, and expires on March 31, 2026.

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”) must disclose the ways in which its corporate governance practices differ from those followed by domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant will disclose on its website, https://www.carbonstreaming.com/, as of the listing date, each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

Concurrently with the filing of this Registration Statement on Form 40-F, the Registrant will file with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in connection with the class of securities to which this Registration Statement relates.

Any changes to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 23, 2022

CARBON STREAMING CORPORATION

By:	/s/ Justin Cochrane
Name:	Justin Cochrane
Title:	Chief Executive Officer & Director

EXHIBIT INDEX

Exhibit No.	Description
99.1	Condensed Interim Consolidated Financial Statements (unaudited) for the three and six months ended December 31, 2021 and 2020
99.2	Management’s Discussion and Analysis for the three and six months ended December 31, 2021
99.3	News Release dated February 14, 2022
99.4	Certification of Interim Filings (CEO) dated February 14, 2022
99.5	Certification of Interim Filings (CFO) dated February 14, 2022
99.6	News Release dated February 7, 2022
99.7	News Release dated February 1, 2022
99.8	News Release dated January 18, 2022
99.9	News Release dated January 11, 2022
99.10	Second Supplemental Indenture dated November 22, 2021
99.11	News Release dated November 22, 2021
99.12	News Release dated November 19, 2021
99.13	News Release dated November 18, 2021
99.14	News Release dated November 16, 2021
99.15	Notice Declaring Intention to be Qualified Under National Instrument 44-101 Short Form Prospectus Distributions (“NI 44-101”) dated November 15, 2021
99.16	Condensed Interim Consolidated Financial Statements (unaudited) for the three months ended September 30, 2021 and 2020
99.17	Management’s Discussion and Analysis for the three months ended September 30, 2021
99.18	Certification of Interim Filings (CEO) dated November 15, 2021
99.19	Certification of Interim Filings (CFO) dated November 15, 2021
99.20	News Release dated November 15, 2021
99.21	Report of Voting Results dated November 12, 2021
99.22	News Release dated November 12, 2021
99.23	Material Change Report dated October 29, 2021
99.24	First Supplemental Indenture dated October 22, 2021
99.25	First Supplemental Indenture dated October 22, 2021
99.26	First Supplemental Indenture dated October 22, 2021
99.27	News Release dated October 19, 2021
99.28	Form of Proxy with respect to Annual and Special Meeting to be held on November 12, 2021
99.29	Notice of Availability of Proxy Materials with respect to Annual and Special Meeting to be held on November 12, 2021
99.30	Management Information Circular dated September 30, 2021
99.31	Notice of Annual and Special Meeting to be held on November 12, 2021
99.32	News Release dated October 5, 2021
99.33	News Release dated September 28, 2021
99.34	Form 13-501F2 – Class 2 Reporting Issuers – Participation Fee dated September 27, 2021
99.35	Audited Consolidated Financial Statements for the Years ended June 30, 2021 and 2020
99.36	Form 13-502F2 – Class 2 Reporting Issuers – Participation Fee dated September 27, 2021
99.37	Management’s Discussion and Analysis for the year ended June 30, 2021
99.38	Annual Information Form for the fiscal year ended June 30, 2021
99.39	Form 52-109F1 – IPO/RTO, Certification of Annual Filings Following and Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer (CEO) dated September 27, 2021
99.40	Form 52-109F1 – IPO/RTO, Certification of Annual Filings Following and Initial Public Offering, Reverse Takeover or Becoming a Non-Venture Issuer (CFO) dated September 27, 2021
99.41	News Release dated September 17, 2021
99.42	News Release dated September 13, 2021

99.43	Special Warrant Indenture dated as of July 19, 2021
99.44	Warrant Indenture dated as of July 19, 2021
99.45	Notice of Meeting and Record Date to be held on November 12, 2021
99.46	News Release dated August 19, 2021
99.47	Material Change Report dated August 11, 2021
99.48	News Release dated August 5, 2021
99.49	Report of Exempt Distribution dated July 29, 2021
99.50	News Release dated August 3, 2021
99.51	News Release dated July 30, 2021
99.52	Report of Exempt Distribution dated July 29, 2021
99.53	Material Change Report dated July 29, 2021
99.54	News Release dated July 27, 2021
99.55	News Release dated July 26, 2021
99.56	Early Warning Report dated July 21, 2021
99.57	News Release dated July 21, 2021
99.58	News Release dated July 20, 2021
99.59	Articles
99.60	Notice of Articles
99.61	Certificate of Incorporation; Certificate of Restoration; Certificate of Change of Name
99.62	News Release dated July 15, 2021
99.63	Amalgamation Agreement dated effective June 15, 2020
99.64	Investors Rights Agreement date as of February 18, 2021
99.65	Annual Information Form for the fiscal year ended June 30, 2020
99.66	Certification of Annual Information Form (CEO) dated July 15, 2021
99.67	Certification of Annual Information Form (CFO) dated July 15, 2021
99.68	Code of Business Conduct and Ethics
99.69	News Release dated June 29, 2021
99.70	News Release dated June 9, 2021
99.71	News Release dated June 7, 2021
99.72	Management Information Circular dated May 28, 2021
99.73	Form of Proxy with respect to Annual and Special Meeting to be held on June 29, 2021
99.74	Notice of Annual and Special Meeting to be held on June 29, 2021
99.75	News Release dated June 3, 2021
99.76	Condensed Interim Consolidated Financial Statements (unaudited) for the three and nine months ended March 31, 2021 and 2020
99.77	Management’s Discussion and Analysis for the three and nine months ended March 31, 2021
99.78	Certification of Interim Filings (CEO) dated May 31, 2021
99.79	Certification of Interim Filings (CFO) dated May 31, 2021
99.80	News Release dated May 17, 2021
99.81	Report of Exempt Distribution dated May 20, 2021
99.82	News Release dated May 14, 2021
99.83	Early Warning Report dated May 14, 2021
99.84	News Release dated May 12, 2021
99.85	Notice of Meeting and Record Date for Annual Meeting to be held on June 29, 2021
99.86	News Release dated April 11, 2021
99.87	News Release dated March 24, 2021
99.88	Report of Exempt Distribution dated March 19, 2021
99.89	Certification of Interim Filings (CEO) dated March 1, 2021
99.90	Certification of Interim Filings (CFO) dated March 1, 2021
99.91	Condensed Interim Consolidated Financial Statements (unaudited) for the three and six months ended December 31, 2020 and 2019
99.92	Management’s Discussion and Analysis for the three and six months ended December 31, 2020
99.93	News Release dated February 8, 2021
99.94	Report of Exempt Distribution dated February 1, 2021
99.95	Report of Exempt Distribution dated December 22, 2020

99.96	Certification of Interim Filings (CEO) dated November 26, 2020
99.97	Certification of Interim Filings (CFO) dated November 26, 2020
99.98	Condensed Interim Consolidated Financial Statements (unaudited) for the three months ended September 30, 2020 and 2019
99.99	Management’s Discussion and Analysis for the three months ended September 30, 2020
99.100	Form 13-501F2 – Class 2 Reporting Issuers – Participation Fee dated October 20, 2020
99.101	Form 13-502F2 – Class 2 Reporting Issuers – Participation Fee dated October 20, 2020
99.102	Management’s Discussion and Analysis for the year ended June 30, 2020
99.103	Certification of Annual Filings (CEO) dated October 20, 2020
99.104	Certification of Annual Filings (CFO) dated October 20, 2020
99.105	Notice of Change of Auditor
99.106	Letter from Former Auditor dated July 20, 2020
99.107	Letter from Successor Auditor dated July 20, 2020
99.108	Amended and Restated Articles
99.109	Consent of Baker Tilly WM LLP